January 20, 2012

BY EDGAR SUBMISSION

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	The Talbots, Inc.

Form 10-K for the Fiscal Year Ended January 29, 2011

Filed March 30, 2011

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Filed December 8, 2011

Form 8-K filed December 1, 2011

Files No. 001-12552

Dear Ms. Jenkins:

This letter is being filed in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 6, 2012 (the “Letter”) regarding the above referenced Form 10-K, Form 10-Q, and Form 8-K of The Talbots, Inc. (the “Company”). The text of the numbered comments in the Letter is set forth herein in italics and keyed to the sequential numbering of the comments and the headings used in the Letter. The Company’s response to each comment immediately follows the italicized numbered comment.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 40

Goodwill and Other Intangible Assets, page 42

1.	We note that you have two reporting units, stores and direct marketing, and that the balance of goodwill recorded relates entirely to the stores reporting unit and your trademarks are allocated between both reporting units. We further note on page F-44 that you have two reportable segments, stores (including retail stores, upscale outlets and surplus outlets) and direct marketing (including internet, catalog and red-line phone operations). Please advise us of the following:

a.	Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1.

b.	Tell us how you define a reporting unit (e.g. operating segment or components) for purposes of goodwill impairment testing under ASC 350-20-35-33 through 35-38.

c.	To the extent that you aggregate multiple components as a single reporting unit, also tell us how they meet the aggregation criteria in ASC 280-10-50-11.

Operating Segments

In identifying the Company’s operating segments; management considered the guidance of ASC 280-10-50-1, which states:

“An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

The Company earns revenue from the sale of women’s apparel, shoes and accessories through its stores and direct marketing channels. The Company incurs expenses through (i) the cost of goods sold, (ii) the direct operation of each channel such as payroll, occupancy and other direct costs, collectively referred to as “direct expenses” and (iii) certain indirect expenses, consisting of general and administrative expenses including corporate costs, management information systems and support costs, sourcing and merchandising costs, costs related to the oversight of the Company’s proprietary credit card operations, certain general warehousing costs, depreciation related to corporate-held assets, corporate-wide restructuring charges and merger-related costs.

The Company’s chief operating decision maker (“CODM”) is its President and Chief Executive Officer who evaluates segment operating performance and makes decisions regarding the allocation of resources. The Company’s analysis of the reports regularly provided to the CODM identified direct profit (loss) (gross profit less direct expenses) as the key profitability metric included in reporting used by the CODM.

While discrete net sales and store 4-wall profit (loss) (gross profit less certain direct costs) information is available in selected reporting at a more detailed level, the measure of direct profit (loss) is available only at a level that segregates between (1) stores and (2) direct marketing on the Company’s internal format statement of operations. Where the metric of store 4-wall profit (loss) provides a supplemental internal data point; the measure of direct profit (loss) is considered the key profitability metric by management as it provides a more complete and accurate picture of profitability by contemplating store-related expenses and flexible resources such as field supervision, marketing and logistical expenses, allowing the CODM to (1) better assess operational performance and (2) compare the operational performance of the Company’s stores to its direct marketing channels. This metric of performance is consistent with presentations made to the Company’s Board of Directors.

Based on a review of the Company’s business activities, information regularly reviewed by the CODM to assess performance and make decisions regarding the allocation of resources, and discrete financial information available, the Company has determined that it has two operating segments – stores and direct marketing – for which disclosure as reportable segments helps financial statement users better understand the Company’s structure, operations and performance, better assess its prospects for future cash flows and make more informed judgments about the Company as a whole.

Reporting Units

In determining the Company’s reporting units; management considered the guidance of ASC 350-20-35-33 through 35-38 and completed the following analysis:

•	Identify operating segments in accordance with ASC 280 –

As described in the Company’s operating segment analysis, the Company determined that it has two operating segments – stores and direct marketing. As the Company’s goodwill is allocated entirely to stores, the following analysis relates to stores only.

•	Identify the components of each operating segment –

ASC 350-20-20 describes a “component” as “one level below an operating segment” in the definition of a reporting unit. Accordingly, each of the Company’s stores represents a component of the stores operating segment.

•	Determine whether the component constitutes a business per ASC 805-10-55 –

Per ASC 350-20-55-3, “the determination of whether a component constitutes a business […] requires judgment based on specific facts and circumstances. The guidance in Section 805-10-55 should be considered in determining whether a group of assets constitutes a business […]”

ASC 805-10-55-4 states: “A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.	Output. The result of inputs and the processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefit directly to investors or other owners, members, or participants.”

Management has concluded that the amount of inputs and processes necessary to run a business that are absent from a stand-alone store infrastructure, including, but not limited to, creative and strategic direction and management, merchandising, sourcing and distribution, inventory planning and management, marketing, POS system support, right to use the Talbots trademark and other intellectual property, and other shared-type services, is significant and all of which are managed above the individual store level. Management analyzed these facts and circumstances and concluded that the significant lack of inputs and processes would require a purchaser to invest significantly to replace the inputs and processes in order to operate a business. A stand-alone store is effectively a leased space with a sales team. As such, the Company has concluded that each store is not a business.

•	Determine whether “discrete financial information” is available for the component –

Discrete financial information is available on a store-by-store basis to the level of 4-wall profit (loss) but not to the level of direct profit (loss).

•	Determine whether segment management regularly reviews the operating results of that component –

Discrete financial information is available on a store-by-store basis as previously noted and is measured and evaluated in various formats and groupings by segment management.

In accordance with the guidance of ASC 350-20-35-36 which states: “An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component;” the Company has defined its reporting units as its operating segments since (1) the components of each operating segment are similar and (2) none of the components constitutes a business and therefore meet the criteria to be separately classified as a reporting unit.

Aggregation

As previously noted, the Company has concluded that its reporting units mirror its operating segments and, as such, no aggregation of components is performed to arrive at the Company’s reporting units.

Notes to Consolidated Financial Statements, page F-8

7. Discontinued Operations, page F-24

2.	We note your income (loss) from discontinued operations of $3,245, $(4,104) and $(416,138) in fiscal 2010, 2009 and 2008, respectively. Please quantify for us the applicable income taxes (benefit) for each period, and tell us how you considered the disclosure of the applicable income taxes (benefit) pursuant to ASC 205-20-45-3.

In determining the Company’s income tax expense (benefit) in any given period, the Company calculates total income taxes and then applies the intraperiod tax allocation guidance of ASC 740-20 to allocate total income tax expense (benefit) among continuing operations, discontinued operations, extraordinary items (when applicable), other comprehensive income, and items charged or credited directly to shareholders’ equity (when applicable). In fiscal 2010, 2009 and 2008, when the Company reported income (loss) before taxes of $12,609, $(36,813) and $(118,679), respectively, the Company recorded only an immaterial amount of ordinary income taxes due to the establishment of a full valuation allowance against the Company’s net deferred tax assets, excluding deferred tax liabilities for non-amortizing intangibles.

Income taxes in fiscal 2010 consisted primarily of discrete tax adjustments for settlements of tax audits or assessments and the resolution or identification of tax position uncertainties and included an immaterial amount of ordinary state income tax only in those states where the Company did not have net operating losses available. No ordinary tax benefit was reported as the Company was not more likely than not to realize the benefit. None of the amounts recorded related to or were allocable to discontinued operations.

Income taxes in fiscal 2009 consisted primarily of an allocated tax benefit in continuing operations which offset recorded tax expense in other comprehensive income related to the Company’s decision to discontinue future benefits being earned under its non-contributory defined benefit pension plan and supplemental executive retirement plan. No ordinary tax benefit was reported as the Company was not more likely than not to realize the benefit. None of the amounts recorded related to or were allocable to discontinued operations.

Income taxes in fiscal 2008 consisted primarily of the effects of establishing a full valuation allowance against the Company’s net deferred tax assets, excluding deferred tax liabilities for non-amortizing intangibles for which the Company retains a $28,456 net deferred tax liability. No ordinary tax benefit was reported as the Company was not more likely than not to realize the benefit. None of the amounts recorded related to or were allocable to discontinued operations.

Accordingly, the income tax expense (benefit) applicable and allocated to discontinued operations in each of fiscal 2010, 2009 and 2008 was zero. In accordance with ASC 205-20-45-3, the Company has disclosed the impact of any applicable income taxes (benefit) on discontinued operations in the following disclosure, from page F-25 of Note 7, Discontinued Operations, in the Company’s Form 10-K for the fiscal year ended January 29, 2011:

“The results for the periods presented reflect no income tax expense (benefit) as the Company recorded a valuation allowance for substantially all of its deferred taxes due to insufficient positive evidence that the deferred taxes would be realized in the future.”

10. Customer Accounts Receivable, net, page F-27

3.	We note on page F-11 that you record finance charge income (including interest and late fees) on customer accounts receivable as a reduction of selling, general and administrative expense; and on page F-28 that you recorded finance charge income of $39.3 million, $42.1 million and $44.9 million in fiscal years 2010, 2009 and 2008, respectively. We further note that you do not separately disclose the finance charge income recorded as a reduction of selling, general and administrative expense on a quarterly basis. Please confirm to us that you will provide such disclosure in your future Form 10-Q filings.

The Company acknowledges the Staff’s comments and, in future Form 10-Q filings, will provide disclosure of the amount of finance charge income recorded as a reduction of selling, general and administrative expense in the respective interim periods.

An example of the proposed disclosure, an addition to Note 12, Customer Accounts Receivable, net, using financial information for the fiscal quarter ended October 29, 2011, is set forth below:

The Company records finance charge income (including interest and late fees) on the outstanding balances of its customer accounts receivable. In the thirteen and thirty-nine weeks ended October 29, 2011, the Company recorded finance charge income of $9.2 million and $27.9 million, respectively.

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Notes to Condensed Consolidated Financial Statements, page 5

8. Discontinued Operations, page 12

4.	We note on page 22 that in March 2011 you approved the acceleration of your store rationalization plan, identifying approximately 110 locations, including full stores and attached store concepts, for closure, including 15 to 20 locations as consolidation or downsizing opportunities; and that through October 29, 2011, you closed 35 locations, including 31 full stores, under this plan and expect to close an additional approximately 50 locations over the remainder of fiscal 2011. Please explain to us how you considered the guidance in ASC 205-20-45-1 and ASC 205-20-55-4 through 55-23, as applicable, in determining whether the closed stores should be presented as discontinued operations.

The Company’s store rationalization plan is a program designed to increase the productivity of the Company’s store square footage by evaluating the Company’s store portfolio on a market-by-market basis and closing, consolidating or downsizing certain selected locations. This evaluation includes consideration of factors such as overall size of each market, current performance and growth potential of each store and available lease expirations, lease renewals and other lease termination opportunities and, in many instances, seeks to reduce or eliminate oversaturation of the Company’s store locations in certain markets. Approximately 75.0% of store locations planned for closure under this plan have another Talbots store location within 30 miles of the store location planned for closure. Talbots catalog and internet shopping is available and targeted to all customers of the store locations planned for closure to encourage continued cross-channel shopping. In addition, since the acceleration of the store rationalization plan, the Company has been executing on targeted customer transfer and retention campaigns in key markets impacted by the store rationalization plan. This targeted campaign includes: (1) collecting customer contact information prior to the store location closing and letting the customer know alternative locations and means by which she can shop Talbots; (2) sending targeted direct mail to these customers within 30 days of the store location closure and providing the customer with an incentive to shop in another store location or through the Company’s direct marketing channels, including catalog and internet; (3) sending continued targeted communications and incentives for six to eight months after the store location closure; and (4) releasing targeted public relations campaigns in key markets and regions. Historical trends show that approximately 10% to 30% of our customers who previously shopped at a store that closed have continued to shop at a neighboring store or through one or more of the Company’s direct sales channels without the Company applying any targeted marketing or customer incentives to attempt to retain and transfer customers.

With respect to the foregoing, the Company has considered the guidance of ASC 205-20-45-1 and ASC 205-20-55-4 through 55-23 noting that the guidance of ASC 205-20-55-7 states:

“The revenue producing activities (cash inflows) of the component have been continued and therefore are considered direct cash flows if […] significant cash inflows are expected to be recognized by the ongoing entity as a result of a migration of revenues from the disposed component after the disposal transaction. An entity is not required to track the identity of the individual customers who are expected to migrate to conclude a migration has occurred (for example, an entity that closes [or sells] several smaller retail stores and opens a superstore in the immediate area would likely conclude that a migration of specific retail customers is expected, even if the entity has not tracked the identity of all its individual customers). There is a presumption that if the ongoing entity continues to sell a similar commodity on an active market after the disposal transaction, the revenues or costs would be considered a migration.”

As the Company continues to sell the same or similar merchandise through other Talbots store locations, in many areas where it has planned closures of store locations under its store rationalization plan, and through its internet and catalog channels, in all areas where it has planned closures of store locations under its store rationalization plan; there is a presumed migration of revenue from the disposed components under ASC 205-20-55-7. In addition to the presumed migration, the Company is actively pursuing, through targeted customer transfer and retention marketing campaigns, opportunities to maximize the transfer of revenues from the stores planned for closure to other store locations in the area and/or the Company’s direct marketing channels.

The Company then considered whether these continuing direct cash inflows would be significant by comparing estimates of the expected continuing cash flows to be generated by its ongoing business after the store closures and the estimated cash flows that would have been expected to be generated by the closed store location(s) absent the store location closure, in accordance with ASC 205-20-55-14 which states:

“If expected continuing cash inflows or outflows are the result of a migration of revenues or costs to the ongoing entity or a continuation of activities between the disposed component and the ongoing entity, the ongoing entity should consider whether the continuing cash flows will be significant. The evaluation as to whether continuing cash flows would be significant is a matter of judgment and should be based on a comparison between the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction.”

These store locations represented approximately $95.0 million, or 7.8%, of total net sales in the fiscal year ended January 29, 2011. Absent the store location closure, the Company would expect these locations to continue to generate proportionally comparable levels of net sales (cash flows). Though the impact of the execution of this plan is still in its early phases, the Company has estimated, based on its historical experience and the application of its customer transfer and retention marketing campaigns, and included in its internal forecasts and plans, that, at a minimum, approximately 20% to 30% of the sales that would have been generated absent the disposal transaction will be captured by another store location or sales channel. We believe the resulting continuing cash flows from these sales are significant. The significance of these continuing cash flows to the Company is further evidenced by the Company’s continuing investment in its targeted customer transfer and retention marketing campaigns.

As the Company expects to continue to receive significant direct cash inflows from the migration of revenues from the store locations identified for closure, the Company concluded that these store locations do not meet the requirements to be reported in discontinued operations in accordance with ASC 205-20-45-1 and ASC 205-20-55-4 through 55-23.

Items 2.02, 2.05 and 9.01 Form 8-K filed December 1, 2011

Exhibit 99.1

Reconciliation of GAAP (loss) income from continuing operations to non-GAAP (“adjusted”) (loss) income from continuing operations (unaudited), page 12

5.	We note that the adjustments for restructuring charges, impairment of store assets, merger-related costs and store re-image initiative to arrive at adjusted (loss) income from continuing operations, an after-tax measure, are the same amounts as the adjustments to arrive at adjusted operating (loss) income, a pre-tax measure. Please explain to us in sufficient detail how you determined the income tax effects on the adjustments to arrive at adjusted (loss) income from continuing operations. Also confirm to us that you will disclose how you calculate the tax effects in the future, and provide us with the text of your proposed future disclosure based on the information in your Form 8-K. Refer to Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.

In determining the income tax effects on the Company’s adjustments to arrive at adjusted (loss) income from continuing operations, the Company considered the composition and components of its income tax expense in the period presented. The Company’s income tax expense in this period is primarily comprised of discrete tax adjustments for settlements of tax audits or assessments and the resolution or identification of tax position uncertainties. The Company has recorded no ordinary federal income tax expense (benefit) on its taxable loss in the period due to the continuing provision of a full valuation allowance against its net deferred tax assets, excluding deferred tax liabilities for non-amortizing intangibles, and has recorded immaterial ordinary state income tax only in those states where the Company does not have net operating losses available. The combined ordinary effective income tax rate for the period, based on these factors, is nominal.

Due to the absence of ordinary income tax expense (benefit) on the Company’s taxable loss for the period and in consideration of the subject and nature of the discrete tax adjustments recorded in the period, the Company determined that there was no income tax effect related to the adjustments to arrive at adjusted (loss) income from continuing operations for the period. In future filings, the Company will disclose the nature of this analysis and, if and when applicable, the process for determining any future tax effects applied to these adjustments.

An example of the proposed disclosure, using financial information from the Form 8-K filed December 1, 2011, is set forth below:

SEC Regulation G

THE TALBOTS, INC. AND SUBSIDIARIES

Reconciliation of GAAP (loss) income from continuing operations to non-GAAP (“adjusted”) (loss) income from continuing operations (unaudited)

Amounts in thousands except per share amounts

	For the 13 weeks ended October 29, 2011		For the 13 weeks ended October 30, 2010

(Loss) income from continuing operations	$(22,142)	$(0.32)	$16,974	$0.24
Restructuring charges (a)	4,252	0.06	245	0.01
Impairment of store assets (a)	2,067	0.03	545	0.01
Merger-related costs (a)	—	—	787	0.01
Store re-image initiative (a) (b)	290	0.01	115	—

Adjusted (loss) income from continuing operations	$(15,533)	$(0.22)	$18,666	$0.27

	For the 39 weeks ended October 29, 2011		For the 39 weeks ended October 30, 2010

(Loss) income from continuing operations	$(58,588)	$(0.85)	$10,399	$0.15
Restructuring charges (a)	7,522	0.11	5,316	0.08
Impairment of store assets (a)	3,284	0.05	551	0.01
Merger-related costs (a)	885	0.01	27,650	0.42
Store re-image initiative (a) (b)	1,249	0.02	692	0.01
Change in tax estimate (c)	—	—	5,546	0.09

Adjusted (loss) income from continuing operations	$(45,648)	$(0.66)	$50,154	$0.76

(a)	No tax effect was attributed to these adjustments as the Company realized only a nominal ordinary effective tax rate in the period and no ordinary federal income tax expense, due to the continued maintenance of a full valuation allowance against its net deferred tax assets excluding deferred tax liabilities for non-amortizing intangibles. No discrete tax items during the period were related to these adjustments.
(b)	Costs incurred related to the store re-image initiative include accelerated depreciation of leasehold improvements and other costs associated with property disposed of under the program.
(c)	In the second quarter of 2010, the Company changed its estimate related to certain previously existing uncertain tax positions (FIN 48 liabilities), based on new information. The tax and interest expense recorded represents the Company’s best estimate of potential exposure.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (781) 741-7850 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Scarpa

Michael Scarpa
Chief Operating Officer, Chief Financial Officer and Treasurer